UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/1

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lowell Farms Inc.
(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

547572107

(CUSIP Number)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

1251 Avenue of the Americas, 37th Floor

New York, NY 10020

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 547572107	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS: BRIAN SHURE I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 538,536
	8	SHARED VOTING POWER: 34,523,792
	9	SOLE DISPOSITIVE POWER: 538,536
	10	SHARED DISPOSITIVE POWER: 34,523,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,052,318
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 547572107	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS: AMBROSE CAPITAL HOLDINGS, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-3183692
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 23,049,135
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 23,049,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,049,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 547572107	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS: AMTG HOLDINGS, LLLP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 32-0521908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,153,423
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,153,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,153,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 547572107	SCHEDULE 13D/A	Page 5 of 8 Pages

Introduction

As of August 19, 2022, Lowell Farms Inc. (the “Company”) has issued 202,590 super voting shares (the “Super Voting Shares”) and 100,613,094 subordinate voting shares (the “Subordinate Voting Shares”). The Super Voting Shares carry 1,000 votes per share and the Subordinate Voting Shares carry 1 vote per share. As of August 19, 2022, the Subordinate Voting Shares represented approximately 33.2% of the voting power of our outstanding voting securities and approximately 66.8% of the voting power of our voting securities on a fully diluted basis, and the Super Voting Shares represented approximately 66.5% of the voting power of our outstanding voting securities and approximately 33.5% of the voting power of our voting securities on a fully diluted basis. Fully diluted calculations take into account Subordinate Voting Shares issuable upon the conversion of outstanding debentures, the redemption of Class B Common Shares of our subsidiary, Indus Holding Company, and the exercise of outstanding warrants and options and Subordinate Voting Shares subject to unvested restricted stock units.

The Super Voting Shares are held by the former Chairman and Chief Executive Officer of the Company (the “Super Voting Shareholder”), who has entered into an agreement with the Company to vote the Super Voting Shares in accordance with the voting agreement described in Item 4 below and otherwise as directed by the Company’s board of directors.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Subordinate Voting Shares. The principal executive offices of the Company are located at 19 Quail Run Circle, Suite B, Salinas, California 93907.

Item 2. Identity and Background.

(a) This Statement is being filed by Brian Shure, Ambrose Capital Holdings, LP (“Ambrose Capital”) and AMTG Holdings, LLLP (“AMTG” and, together with Mr. Shure and Ambrose Capital, the “Reporting Persons”). Mr. Shure is the President of Ambrose Capital Partners, LLC, which is the general partner of Ambrose Capital. Mr. Shure is the President of AMTG Management, Inc., which is the general partner of AMTG Holdings, LLLP.

(b) Each Reporting Person has its principal business address at 5050 Millwood Lane, NW, Washington, DC 20016.

(c) Mr. Shure is the Chief Financial Officer of the Company. The Company is a California-based cannabis company with vertically integrated operations including large scale cultivation, extraction, processing, manufacturing, branding, packaging and wholesale distribution to retail dispensaries.

Ambrose Capital is a family investment partnership for the benefit of Mr. Shure and his immediate family members.

AMTG is a family investment partnership for the benefit of Mr. Shure and his immediate family members.

(d) – (e) No Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Shure is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Shure holds options to acquire 468,750 Subordinate Voting Shares that are exercisable or will become exercisable within 60 days from the date of this amendment. Such options were received as compensatory grants from the Company. The funds used to acquire beneficial ownership of all other securities that are the subject of this Statement were personal funds of Mr. Shure, including funds constituting capital contributions to Ambrose Capital and AMTG.

Item 4. Purpose of the Transaction.

Commencing April 13, 2020, the Company offered and sold (the “2020 Convertible Debenture Offering”) an aggregate of $16,075,738 in principal amount of debentures due October 13, 2023 (the “2020 Convertible Debentures”), each of which is convertible into Subordinate Voting Shares at a $0.20 per share conversion price, and warrants to purchase a number of Subordinate Voting Shares equal to the number of shares underlying the 2020 Convertible Debentures, at an exercise price of $0.28 per share, between July 1, 2020 and October 13, 2023 (the “2020 Convertible Debenture Warrants”). The purpose of the 2020 Convertible Debenture Offering was to refinance outstanding indebtedness of the Company and to provide working capital for general corporate purposes. Geronimo Central Valley Opportunity Fund, LLC (“Geronimo Fund”) purchased an aggregate of $10,507,488 of the 2020 Convertible Debentures and 2020 Convertible Debenture Warrants in the offering. Ambrose Capital invested $1,000,000 in Geronimo Fund.

On December 16, 2020, the Company completed a CDN $30,000,000 offering of Units, each Unit consisted of one Subordinate Voting Share and one-half of one warrant (with each whole warrant exercisable to purchase one Subordinate Voting Share for CDN $2.20 per share) (the “December 2020 Warrants”), at an offering price of CDN $1.50 per Unit. The purpose of the offering was to fund the development of a cultivation and production facility and to provide working capital for general corporate purposes. Ambrose Capital purchased CDN $273,000 of Units in the offering and AMTG purchased $636,000 of Units in the offering. In addition, HSK Holdings, LLC (“HSK”) purchased $127,200 of Units in the offering. Mr. Shure is the Managing Member of HSK.

CUSIP No. 547572107	SCHEDULE 13D/A	Page 6 of 8 Pages

On August 30, 2021, the Company completed an $18,000,000 private placement of Units, each Unit consisted of one Subordinate Voting Share and one-half of one warrant (with each whole warrant exercisable to purchase one Subordinate Voting Share for CDN $1.40 per share) (the “PIPE Warrants”), at an offering price of $1.00 per Unit. The purpose of the offering was to provide working capital for general corporate purposes. Ambrose Capital purchased $1,700,000 of Units in the offering, AMTG purchased $400,000 of Units in the offering and HSK purchased $100,000 of Units in the offering. In addition, The Brian K. Shure Charitable Lead Annuity Trust (the “Shure Trust”) purchased $300,000 of Units in the offering. Mr. Shure is the sole trustee of the Shure Trust.

As of January 1, 2022, a portion of the Convertible Debentures and Convertible Debenture Warrants held by Geronimo Fund were distributed to certain investors in Geronimo Fund, including Geronimo Capital, in redemption of their interests (the “Geronimo Redemption”). As a result of the Geronimo Redemption, Ambrose Capital acquired beneficial ownership of Convertible Debentures convertible into 4,925,000 Subordinate Voting Shares at a conversion price of $0.20 per share and Convertible Debenture Warrants exercisable for 4,925,000 Subordinate Voting Shares at a conversion price of $0.28 per share.

On August 19, 2022, offered and sold an aggregate of $4,215,526 in principal amount of debentures due October 13, 2023 (the “2022 Convertible Debentures” and, together with the 2020 Convertible Debentures, the “Convertible Debentures”), each of which is convertible into Subordinate Voting Shares at a $0.2313 per share conversion price, and warrants to purchase (a) a number of Subordinate Voting Shares equal to the number of shares underlying the 2022 Convertible Debentures, at an exercise price of $0.2613 per share, between August 19, 2022 and February 19, 2026 (the “2022 Convertible Debenture Warrants” and, together with the 2020 Convertible Debenture Warrants, the “Convertible Debenture Warrants”) and (b) a number of non-voting common shares of Indus Holding Company (“Indus Exercise Shares”), a subsidiary of the Company, equal to 1.5 times the number of Subordinate Voting Shares underlying the 2022 Convertible Debentures, at an exercise price of $0.2613 per share, between August 19, 2022 and February 19, 2026 (the “Indus Warrants” and, together with the 2022 Convertible Debenture Warrants, the “2022 Warrants”). Provided that the Company has applied for and obtained all necessary regulatory approvals (including, without limitation, the approval of any stock exchange on which the Subordinate Voting Shares are listed), (i) the Indus Warrants will be exchangeable for 2022 Convertible Debenture Warrants on a one-for-one basis and (ii) holders will be entitled to exchange any outstanding Indus Exercise Shares for Subordinate Voting Shares on a one-for-one basis. Ambrose Capital purchased $1,200,000 of 2022 Convertible Debentures and 2022 Warrants in the offering, AMTG purchased $500,000 of 2022 Convertible Debentures and 2022 Warrants in the offering and the Shure Trust purchased $300,000 of 2022 Convertible Debentures and 2022 Warrants in the offering.

Mr. Shure (in his capacity as Chief Financial Officer of the Company or otherwise) and the other Reporting Persons may, from time to time, communicate with the Company’s management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Subordinate Voting Shares. The Reporting Persons may from time to time acquire or dispose of additional Subordinate Voting Shares in the open market, in privately negotiated transactions or otherwise.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Subordinate Voting Shares beneficially owned by each Reporting Person. To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Subordinate Voting Shares.

	Outstanding Shares	Shares Underlying Convertible Debentures	Shares Underlying Convertible Debenture Warrants	Shares Underlying December 2020 Warrants	Shares Underlying Options	Shares Underlying PIPE Warrants	Total	Beneficial Ownership Percentage
Brian Shure *	3,250,576	29,737,592	29,737,592	400,000	468,750	1,195,400	35,052,318	26.6%**
Ambrose Capital	1,882,000	10,113,067	10,113,067	91,000	-	850,000	23,049,135	18.9%
AMTG	824,000	3,458,712	3,458,712	-	-	412,000	8,153,423	7.6%

* Includes securities held by Ambrose, AMTG, the Shure Trust and HSK.

** Based on 100,613,094 Subordinate Voting Shares outstanding as of August 19, 2022.

(b) The following table sets forth the aggregate number and percentage of Subordinate Voting Shares as to which each Reporting Person exercises sole or shared beneficial ownership. Mr. Shure may be deemed to share voting and dispositive power over the Subordinate Voting Shares held or issuable upon the conversion or exercise of securities held by each of the other Reporting Persons.

	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Total Beneficial Ownership	Beneficial Ownership Percentage
Brian Shure	528,536	34,523,792	35,052,318	26.6%
Ambrose Capital	-	23,049,135	23,049,135	18.9%
AMTG	-	8,153,423	8,153,423	7.6%

(c) Except as described in Item 4, there have been no transactions in the Company’s shares by the Reporting Persons during the past sixty days.

CUSIP No. 547572107	SCHEDULE 13D/A	Page 7 of 8 Pages

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subordinate Voting Shares reflected on the cover pages to this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information set forth in Item 4 herein is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Agreement

CUSIP No. 547572107	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

/s/ Brian Shure
Brian Shure

AMBROSE CAPITAL HOLDINGS, L.P., by Ambrose Capital Partners, LLC, its general partner

By:	/s/ Brian Shure
Name:	Brian Shure
Title:	President

AMTG HOLDINGS, LLLP, by AMTG Management, Inc., its general partner

By:	/s/ Brian Shure
Name:	Brian Shure
Title:	President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 23, 2022

/s/ Brian Shure
Brian Shure

AMBROSE CAPITAL HOLDINGS, L.P., by Ambrose Capital Partners, LLC, its general partner

By:	/s/ Brian Shure
Name:	Brian Shure
Title:	President

AMTG HOLDINGS, LLLP, by AMTG Management, Inc., its general partner

By:	/s/ Brian Shure
Name:	Brian Shure
Title:	President